SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2025

KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision of Record Date for Cash Dividends

1. Dividend category		Quarterly dividend

2. Record date		2025-03-31

3. Purpose of setting record date		To determine shareholders entitled to receive the quarterly dividend

4. Date of resolution by the BoD		—

- Attendance of outside directors	Present (No.)	—
	Absent (No.)	—

5. Additional details relevant to investment consideration

–   This is a decision to set the record date for determining shareholders entitled to receive dividends in accordance with Article 49-2(Quarterly Dividends) of the Company’s Articles of Incorporation.

–   Shareholders of record will be determined based solely on the record date without closing the shareholders’ register.

–   The decision on the payment and amount of quarterly dividend will be resolved by the Board of Directors.

–   At the 43rd Annual General Meeting of Shareholders (AGM) on March 31, 2025, the Company will amend Article 49-2(Quarterly Dividends) of the Articles of Incorporation to set the record date for quarterly dividends by resolution of the Board of Directors. If this amendment is approved at the AGM, the record date for dividends will be determined by the resolution of the Board of Directors starting from the second quarter of 2025.